Exhibit 23.4

Consent of Independent Valuation Advisor

We hereby consent to (1) the reference to our name (including under the heading “Experts”) and the description of our role under the headings “Net Asset Value Calculation and Valuation Guidelines—Our Independent Valuation Advisor” and “Net Asset Value Calculation and Valuation Guidelines—Valuation of Properties” in this Registration Statement on Form S-11 of RREEF Property Trust, Inc. (the “Company”), to be filed on the date hereof, and in the prospectus to be included therein (the “Prospectus”); and (2) the disclosure in the Prospectus that the amounts presented under “Our Real Estate Investment Portfolio—Real Estate Property Portfolio—Valuation of Properties” represent the estimated market values of the Company’s real properties as of the date presented.

/s/ Altus Group U.S. Inc.
Altus Group U.S. Inc.
New York, New York
June 28, 2019